UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107

(CUSIP Number)

Jianhua Zhu,

Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, 100085

People’s Republic of China

86-10-62971199

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jianhua Zhu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,116,103 (1)
	8.	SHARED VOTING POWER 326,704 (2)
	9.	SOLE DISPOSITIVE POWER 10,116,103 (1)
	10.	SHARED DISPOSITIVE POWER 326,704 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,442,807 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 17.42% (4)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Represents: (i) 9,273,393 ordinary shares, par value $0.0005 per share of China Digital TV Holding Co., Ltd. (the “Ordinary Shares”) held by Smart Live Group Limited (“Smart Live”), a company incorporated under the laws of British Virgin Islands. Smart Live is owned 100% by vote and value by Firstvision Limited, a company incorporated under the laws of the Commonwealth of the Bahamas. Firstvision Limited is owned 100% by vote and value by The Scott Zhu Trust which is an irrevocable trust valid under the laws of the Republic of Singapore. Mr. Jianhua Zhu (“Mr. Zhu”) is the Settlor of The Scott Zhu Trust; and (ii) 842,710 Ordinary Shares issuable upon exercise of options held by Mr. Zhu.

(2) Represents 326,704 Ordinary Shares of the Issuer held by China Cast Investment Holdings Limited (“China Cast”). Each of Mr. Zhu and Mr. Zengxiang Lu owns 50% of the equity interest of China Cast. Mr. Zhu disclaims beneficial ownership of those shares held by China Cast except to the extent of the reporting person’s pecuniary interest therein.

(3) Represents (i) 9,273,393 Ordinary Shares held by Smart Live; (ii) 326,704 Ordinary Shares held by China Cast; and (iii) 842,710 Ordinary Shares issuable upon exercise of options held by Mr. Zhu.

(4) The percentage used herein is calculated based upon 59,112,362 Ordinary Shares of the issuer that were issued and outstanding as of October 31, 2013 (according to information provided by the Issuer on November 15, 2013) and the 842,710 Ordinary Shares issuable upon exercise of options held by Mr. Zhu.

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CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smart Live Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,273,393
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,273,393
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,273,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 15.69%
14.	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Firstvision Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,273,393
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,273,393
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,273,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 15.69%
14.	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse Trust Limited as trustee for The Scott Zhu Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,273,393
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,273,393
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,273,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 15.69%
14.	TYPE OF REPORTING PERSON (see instructions) OO

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Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares of China Digital TV Holding Co., Ltd., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive office of the Issuer is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

Item 2.  Identity and Background.

This Statement is filed jointly by (i) Smart Live, (ii) Firstvision Limited, (iii) Credit Suisse Trust Limited as trustee The Scott Zhu Trust, and (iv) Mr. Zhu. The reporting persons are making this single, joint filing pursuant to the Joint Filing Agreement attached as Exhibit 99.1, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

The principal business of Smart Live is to hold the Ordinary Shares in the Issuer. The principal business of Firstvision Limited is to hold securities in Smart Live. The principal business of Credit Suisse Trust Limited is to act as the trustee for the The Scott Zhu Trust for the benefits of certain family members of Mr. Zhu.

The principal business address and the principal office address of Smart Live is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The principal business address and the principal office address of Firstvision Limited is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The principal business address and the principal office address of Credit Suisse Trust Limited is 1 Raffles Link #05-02 Singapore 039393. The principal business address of Mr. Zhu is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

During the last five years, none of the reporting persons has been convicted in a criminal proceeding.

During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The present principal occupation of Mr. Zhu is the chief executive officer and director of the Issuer. Mr. Zhu is a citizen of the People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration.

On November 5, 2013, Smart Live, Capital International Private Equity Fund IV, L.P. (“Capital International”), CGPE IV, L.P. (“CGPE IV”), Polar Light Group Limited (“Polar Light” and together with Smart Live, the “Purchasers”), Mr. Zhu, Mr. Zengxiang Lu (“Mr. Lu”, and together with Mr. Zhu, the “Founders”) entered into a Share Purchase Agreement (the “Capital Fund SPA”). Pursuant to the Capital Fund SPA, Polar Light agreed to purchase an aggregate of 6,000,000 Ordinary Shares, consisting of 5,613,600 Ordinary Shares from Capital International for an aggregate consideration of US$11,788,560 in cash, and 386,400 Ordinary Shares from CGPE IV for an aggregate consideration of US$811,400 in cash, representing a per share price of US$2.10; and Smart Live agreed to purchase an aggregate of 6,000,000 Ordinary Shares from Capital International for an aggregate consideration of US$12,600,000 in cash, representing a per share price of US$2.10.

On November 5, 2013, SB Asia Infrastructure Fund L.P. (“SB Asia”), SummitVista Group Limited, Smart Live, Polar Light Glories Global Limited (“Glories Global”, and together with SummitVista Group Limited, Smart Live and Polar Light, the “SAIF Purchasers”) and the Founders entered into a Share Purchase Agreement (the “SAIF SPA”). Pursuant to the SAIF SPA, Polar Light agreed to purchase 610,000 Ordinary Shares from SB Asia for an aggregate consideration of US$1,281,000 in cash; Smart Live agreed to purchase 610,000 Ordinary Shares from SB Asia for an aggregate consideration of US$1,281,000 in cash; Glories Global Limited agreed to purchase 4,300,000 Ordinary Shares from SB Asia for an aggregate consideration of US$9,030,000 in cash; and SummitVista Group Limited agreed to purchase 480,000 Ordinary Shares from SB Asia for an aggregate consideration of US$1,008,000 in cash, in each case representing a per share price of US$2.10.

Both the Capital Fund SPA and the SAIF SPA provide that completion of the sale and purchase of the above referenced shares will take place on November 15, 2013, or such other date as may be agreed by the respective parties thereto (the “Payment Date”). The Purchasers and the SAIF Purchasers will use available cash to purchase the above referenced shares, and no borrowed funds will be used in connection with such purchases.

The Capital Fund SPA is filed as Exhibit 99.2 hereto. Reference is made to such Exhibit for the complete terms of the Capital Fund SPA.

The SAIF SPA is filed as Exhibit 99.3 hereto. Reference is made to such Exhibit for the complete terms of the SAIF SPA.

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Item 4.  Purpose of Transaction.

The reporting persons agreed to purchase the Ordinary Shares of the Issuer referenced in Item 3 above from Capital International, CGPE IV and SB Asia because the reporting persons believe that the Ordinary Shares represented and continues to represent an attractive investment.

Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Zhu beneficially owns, in the aggregate, 10,442,807 Ordinary Shares, consisting of (i) 9,273,393 Ordinary Shares, (ii) 842,710 Ordinary Shares issuable upon exercise of options held by Mr. Zhu and (iii) 326,704 Ordinary Shares of the Issuer held by China Cast, of which each of Mr. Lu and Mr. Zhu owns 50% of the equity interest. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 17.42% of the total number of outstanding Ordinary Shares of the Issuer. The percentage reported in this Schedule 13D is based upon the 59,112,362 Ordinary Shares of the Issuer that were issued and outstanding as of October 31, 2013 (according to information provided by the Issuer on November 15, 2013) and the 842,710 Ordinary Shares issuable upon exercise of options held by Mr. Zhu.

As of the date hereof, (i) Smart Live, (ii) Firstvision Limited, (iii) Credit Suisse Trust Limited as trustee for The Scott Zhu Trust, each beneficially owns 9,273,393 Ordinary Shares.

(b)

	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Mr. Zhu	10,442,807	17.42%	10,116,103	326,704	10,116,103	326,704
Smart Live	9,273,393	15.69%	9,273,393	0	9,273,393	0
Firstvision Limited	9,273,393	15.69%	9,273,393	0	9,273,393	0
Credit Suisse Trust Limited as trustee for The Scott Zhu Trust	9,273,393	15.69%	9,273,393	0	9,273,393	0

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Capital Fund SPA

The Capital Fund SPA provides that if, within one year after the Payment Date, a Purchaser or a Founder purchases or enters into an agreement to purchase either Ordinary Shares or ADS units of the Issuer at a weighted average price higher than US$2.10 per Ordinary Share (the “Third Party Purchase Price”), in one or more privately-negotiated transactions or other transactions that are not ordinary brokerage transactions (“Off-Market Transactions”) from one or more parties that are institutional investors (subject to certain limited exceptions), and either (i) the aggregate number of Ordinary Shares or ADS units subject to such purchase or purchases is greater than two percent of the total number of Ordinary Shares outstanding or (ii) as of the completion of the purchase and sale under the Capital Fund SPA, such institutional investor owns more than five percent of the Ordinary Shares (or its ADS unit equivalents), then such Purchaser or Founder, as applicable, shall pay Capital International an amount equal to the product of 6,000,000 and the amount by which the Third Party Purchase Price exceeds US$2.10 per Ordinary Share.

In addition, if within one year after the Payment Date, a Purchaser owns a number of Ordinary Shares and/or ADS units that is lower than the number of Ordinary Shares and/or ADS units acquired by it under the Capital Fund SPA, and such Purchaser sold Ordinary Shares or ADS units where the weighted average price of all sales is higher than US$2.10 per Ordinary Share (the “Third Party Sale Price”), then such Purchaser shall pay an amount to Capital International equal to the product of (i) the difference between the lowest number of Ordinary Shares and/or ADS units owned on any given day by such Purchaser during the one year period after the Payment Date and the number of Ordinary Shares acquired by such Purchaser under the Capital Fund SPA and (ii) the amount by which the Third party Sale Price exceeds US$2.10.

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The SAIF SPA

The SAIF SPA provides that if, within one year after the Payment Date, a SAIF Purchaser or a Founder purchases or enters into an agreement to purchase either Ordinary Shares or ADS units of the Issuer at a Third Party Purchase Price, in one or more Off-Market Transactions from one or more parties that are institutional investors (subject to certain limited exceptions), and either (i) the aggregate number of Ordinary Shares or ADS units subject to such purchase or purchases is greater than two percent of the total number of Ordinary Shares outstanding or (ii) as of the completion of the purchase and sale under the SAIF SPA, such institutional investor owns more than five percent of the Ordinary Shares (or its ADS unit equivalents), then such SAIF Purchaser or Founder, as applicable, shall pay SB Asia an amount equal to the product of 6,000,000 and the amount by which the Third Party Purchase Price exceeds US$2.10 per Ordinary Share.

In addition, if within one year after the Payment Date, a SAIF Purchaser owns a number of Ordinary Shares and/or ADS units that is lower than the number of Ordinary Shares and/or ADS units acquired by it under the SAIF SPA, and such SAIF Purchaser sold Ordinary Shares or ADS units at a Third Party Sale Price, then such SAIF Purchaser shall pay an amount to SB Asia equal to the product of (i) the difference between the lowest number of Ordinary Shares and/or ADS units owned on any given day by such SAIF Purchaser during the one year period after the Payment Date and the number of Ordinary Shares acquired by such SAIF Purchaser under the SAIF SPA and (ii) the amount by which the Third party Sale Price exceeds US$2.10.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 15, 2013, by and among the reporting persons.

Exhibit 99.2	China Digital TV Share Purchase Agreement, dated November 5, 2013, between Capital International, CGPE IV, Smart Live, Polar Light, Jianhua Zhu and Zengxiang Lu.

Exhibit 99.3	China Digital TV Share Purchase Agreement, dated November 5, 2013, between SB Asia, Glories Global Limited, SummitVista Group Limited, Smart Live, Polar Light, Jianhua Zhu and Zengxiang Lu.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2013

JIANHUA ZHU

/s/ Jianhua Zhu

SMART LIVE GROUP LIMITED

/s/ Jianhua Zhu Jianhua Zhu Director

FIRSTVISION LIMITED

/s/ Bukit Merah Limited Bukit Merah Limited Corporate Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE FOR THE SCOTT ZHU TRUST

/s/ Dominik Iwan BIRRI Dominik Iwan BIRRI

/s/ NG Teck Wee Keith NG Teck Wee Keith Authorised Signatories

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Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated November 15, 2013, by and among the reporting persons.

Exhibit 99.2	China Digital TV Share Purchase Agreement, dated November 5, 2013, between Capital International, CGPE IV, Smart Live, Polar Light, Jianhua Zhu and Zengxiang Lu.

Exhibit 99.3	China Digital TV Share Purchase Agreement, dated November 5, 2013, between SB Asia, Glories Global Limited, SummitVista Group Limited, Smart Live, Polar Light, Jianhua Zhu and Zengxiang Lu.

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